CANNABIS SCIENCE, INC.

6946 N. Academy Blvd.

Suite B No. 254

Colorado, CO. 80918

May 11, 2010

Via EDGAR

Mr. Gary Newberry

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Dear Mr. Newberry:

RE:

Cannabis Science, Inc.

Item 4.02 Form 8-K

File No. 0-28911

Following are responses to your comment letter dated April 13, 2010.

Form 8-K filed April 9, 2009

1.

Question:

Amend your filing to disclose the date of the conclusion regarding the non-reliance on the identified financial statements pursuant to Item 4.02(a)(1) of Form 8-K.  Your disclosure should clearly indicate the date that your board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if the board action is not required determined non-reliance on the previously issued financial statements.

Answer:  The following has been added to the amended Form 8-K:

“On April 6, 2010, the Board of Directors of Cannabis Science, Inc. (the “Company”) determined that the Company’s financial statements for the year ended December 31, 2008 (the “2008 Financial Statements”), should not be relied upon.”

2.

Question:

Amend your filing to include a statement of whether the audit committee, the board of directors in the absence of an audit committee, or an authorized officer or officers discussed this matter with your independent accountant.  We refer you to Item 4.02(a)(3) of Form 8-K.

Answer:  The following has been added to the amended Form 8-K:

“The Company’s Board of Director’s has discussed this matter with its independent accountant.”

In addition, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you need any further clarification on any of these answers.

Sincerely,

Cannabis Science, Inc.

Per:  /s/ Richard Cowen

Richard Cowen

CFO